EXHIBIT 99.1


                       [Votorantim/Celulose e Papel Logo]

                           VCP Announces 1Q03 Earnings
                           New pulp volumes for export
                        contribute to strong bottom line

--------------------------------------------------------------------------------
   VCPA4
[Bovespa Logo]

[VCP Listed NYSE Logo]          [Nivel 1 Mercado Bovespa-Brasil Logo]

Mkt price::
VCPA4=R$122.40/'000 shrs
ADR VCP =US$ 19.50
April 14, 2003

No of shares outstanding:
38,322,699,553

Market capitalization:
R$ 4,691 million
US$ 1,495  million

CONTACTS:

VCP S.A.
Valdir Roque
CFO and IR Director
Alfredo Villares
Investor Relations Manager
Phone:(11)3269-4168/4261
Fax: (11) 3269-4066/3498
ir@vcp.com.br
www.vcp.com.br

[Thomson Financial Logo]

Thomson Financial IR
Curtis Smith
IR Consultant
Phone.:  (11) 3848-0887 ext. 215
curtis.smith@thomsonir.com.br
--------------------------------------------------------------------------------

Sao Paulo, April 15, 2003 - VOTORANTIM CELULOSE E PAPEL S.A. (VCP) - (NYSE: VCP;
BOVESPA: VCPA4), one of the largest pulp and paper producers in Latin America, today announced results for the first quarter of 2003. The Company's operating and financial information, unless otherwise indicated, is presented in consolidated numbers and in U.S. dollars in accordance with U.S. GAAP. All comparisons provided in this release are with respect to the first quarter of 2002, unless otherwise indicated.

"Lower market pulp inventory levels worldwide pressured prices upward in the first quarter during a price cycle recovery that coincided with the start-up of our new pulp line and its progression on the learning curve. The Brazilian economy demonstrated flat growth, indicating high inventory levels throughout supply chains across several sectors. However, financial and capital markets began to reflect a lower level of Brazil risk, as the real appreciated against the U.S. dollar during the period.

Capitalizing on the international competitiveness of its products, VCP increased export volume 53%; which, when coupled with pulp price increases this quarter and paper price increases in previous quarters, led to significant revenue and margin growth as well as a strong bottom line.

Paper sales volume was 5% higher, despite lower domestic market sales, which were totally offset by the 27% growth in export sales volume. Pulp sales were boosted by the additional production of the new line in Jacarei, growing 50% compared to 1Q02 and almost fully directed to international markets. Higher pulp and paper exports in the first quarter raised export volume to 55% of total sales, which surpassed domestic sales volume for the first time in the Company's history.

In 1Q03 net revenue totaled US$ 180 million compared to US$ 146 million in 4Q02, with EBITDA reaching US$ 77 million, 30% higher than in 4Q02. EBITDA margin was 43% compared to 40% in 4Q02 and 37% in 1Q02. Higher export sales volume, pulp and paper price increases and the favorable impact of the exchange rate contributed to Net income of US$ 59 million." Commented Raul Calfat, Votorantim Celulose e Papel's CEO.


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                            Main Financial Indicators
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(In US$ millions)                  1Q03            1Q02             1Q03/1Q02
--------------------------------------------------------------------------------
Net Sales Revenue                   180             153                   18%
--------------------------------------------------------------------------------
Domestic Sales                       99             107                   (7%)
--------------------------------------------------------------------------------
Exports                              81              46                   76%
--------------------------------------------------------------------------------
Operating Profit                     62              43                   44%
--------------------------------------------------------------------------------
Net Income                           59              44                   34%
--------------------------------------------------------------------------------
EBITDA (*)                           82              62                   32%
--------------------------------------------------------------------------------

(*)  adjusted for special and/or non-cash items


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

   [VCP                         [VCPA4                             [Nivel 1
  Listed                     BOVESPA Logo]                         Mercado
NYSE Logo]                                                  Bovespa-Brasil Logo]


Net revenue and sales volume

Net revenue in 1Q03 was 18% higher compared to 1Q02, driven by 23% higher sales volume, which was partially offset by a 5% lower average selling price in U.S. dollars. The 53% higher export sales volume more than offset the 1% drop in domestic sales volume. Compared to 4Q02 net sales revenue was 23% higher, due mainly to a 62% increase in export sales volume, which offset 9% lower sales volume to the domestic market, yielding an overall increase of 21% in sales volume. The average selling price was only 2% higher than in 4Q02, principally due to the impact of higher volumes of pulp in the product mix during 1Q03.

Revenues from the paper business represented 68% of total revenues, with pulp revenues increasing to 32%, compared with 78% and 22%, respectively, in 1Q02. The higher proportion of pulp revenues can be attributed to higher sales volume made possible by the new pulp line and the price increase implemented. In 4Q02, the breakdown for paper and pulp revenues was 75% and 25%. In volume terms, paper and pulp sales volumes were practically at the same level for the first time, accounting for 51% and 49% of total sales volume, respectively, reflecting higher output from the new pulp production line.

For the first time in the company's history, export sales volume surpassed domestic sales, representing 55% and 45% of total sales, respectively. Higher pulp sales and a shift in paper sales to export markets accounted for this change. In 1Q02, this breakdown of sales was exactly the opposite, when export volumes represented 45% of total sales.

          Net Revenues                          Net Sales Breakdown

                     1Q03    1Q02
------------------------------------
Domestic Market       45%     30%               Paper           68%
                                                Pulp            32%
------------------------------------
Exports               55%     70%


           Sales Volume

                     1Q03    1Q02
------------------------------------
Domestic Market       45%     55%

------------------------------------
Exports               55%     45%




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   [VCP                         [VCPA4                             [Nivel 1
  Listed                     BOVESPA Logo]                         Mercado
NYSE Logo]                                                  Bovespa-Brasil Logo]


Pulp

Revenues from pulp sales grew 76% to US$58 million in 1Q03 compared to 1Q02, driven by 17% higher average prices as well as a 50% increase in sales volume to 136,882 tons, coming from the new pulp line. Compared to 4Q02, revenues were 63% higher on 48% higher sales volume and 10% higher average prices.

International eucalyptus (hardwood) pulp prices rose during the quarter, closing the period at US$510 per ton in Europe, US$530 per ton in North America and US$480 per ton in Asia, compared to US$450, US$480 and US$400, respectively, at the close of 4Q02. These price increases were made possible by steady NORSCAN inventory reduction, which stood at 1.63 million tons at the beginning of 1Q03 and fell to 1.475 million at the close of the quarter. This drop in inventory is uncharacteristic of the seasonal trend and can be attributed to demand from China in response to higher apparent consumption there, as well as climactic conditions in the U.S., which have precluded wood extracting and forced wood prices higher. Expectations as to a continued upward pricing trend in the cycle will still be dependent upon higher demand from the main consumer markets as well as greater discipline from producers.

Domestic market - Compared to 1Q02, domestic pulp sales volume rose only 4%, as higher output was directed to export markets. In the domestic market, demand from the cardboard and special paper sectors subsided, while the tissue sector sought alternatives in export markets. The average CIF price in the local market was R$ 1,454 per ton in 1Q03, versus R$ 934 per ton in 1Q02, a significant increase that is attributed to both price increases and the devaluation of Real, since domestic prices are also affected by exchange variations.

Export Market - Export pulp volume was 65% greater than in 1Q02, as additional output from the expansion project was sold abroad. Average prices were 21% higher in U.S. dollars.

     Pulp-Net Revenues by Market                     Pulp-Volume by Market

                   1Q03    1Q02   4Q02                         1Q03   1Q02  4Q02
--------------------------------------        ----------------------------------
Domestic Market     17%     27%    23%        Domestic Market   17%    25%   25%

--------------------------------------        ---------------------------------
Exports             83%     73%    77%        Exports           83%    75%   75%



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   [VCP                         [VCPA4                             [Nivel 1
  Listed                     BOVESPA Logo]                         Mercado
NYSE Logo]                                                  Bovespa-Brasil Logo]


Paper

Revenues from paper sales in 1Q03 totaled US$122 million, 1% higher than in 1Q02, driven by 5% higher sales volume, partially offset by 3% lower average selling prices in U.S. dollars. Export volume increased significantly and offset a slight reduction in domestic market volume, due to full inventory levels in the supply chain. Overall paper sales volume totaled 141,062 tons. Compared to 4Q02, revenues were 11% higher on 3% greater sales volume and 8% higher average selling prices in U.S. dollar terms.

                      Paper Products as % of Net Revenues

--------------------------------------------------------------------------------
                                        1Q03            1Q02            4Q02

Other Specialties                         6%              8%              7%

Carbonless & Thermal                     17%             18%             19%

Coated                                   19%             21%             22%

Cut Size                                 31%             23%             27%

Printing & Writing                       27%             30%             25%
--------------------------------------------------------------------------------

Compared to 1Q02 the product mix consisted of a higher share of revenues from cut-size papers due to the higher average selling prices and mainly due to the 59% increase in cut-size export sales volume. Other papers accounted for a lower percentage of revenues, as increases in sales volume and prices were lower than for cut-size paper.

The product mix compared to 1Q02 was more value added, with cut size paper volume growing while sales of printing and writing papers sold in rolls and sheets retracted. The shift in product mix increases our margins and demonstrates the Company's flexibility to coordinate its production with demand tendencies, boosting exports at a time when domestic demand is soft.

                         Paper sales breakdown by volume

--------------------------------------------------------------------------------
                                        1Q03            1Q02            4Q02

Other Specialties                         5%              6%              5%

Carbonless & Thermal                     10%             10%             11%

Coated                                   19%             19%             25%

Cut Size                                 34%             28%             28%

Printing & Writing                       32%             37%             31%
--------------------------------------------------------------------------------

Domestic Market - Compared to 1Q02, overall sales volume decreased by 2%, as sales of uncoated papers were shifted to exports in response to lagging domestic demand. The Company was able to once again raise its prices in the domestic market, and in the first quarter of 2003 average prices in reais were 38% higher than in 1Q02.

    Uncoated papers: Printing & writing and cut size papers showed a slight volume reduction, as inventories remained stocked in several segments with relatively soft demand. As a result, a portion of cut size output was directed to export markets. In U.S. dollar terms, average prices for cut size papers were 4% higher year-over-year


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   [VCP                         [VCPA4                             [Nivel 1
  Listed                     BOVESPA Logo]                         Mercado
NYSE Logo]                                                  Bovespa-Brasil Logo]


    (54% higher in reais), while printing & writing prices were 6% lower than in 1Q02 (39% higher in reais).

    Coated Papers: Compared to 1Q02, sales volume of coated papers was 3% higher, driven by demand from the industrial sector, while demand from other sectors, such as distributors and promotional graphics was soft. Average prices were 12% lower in U.S. dollars (31% higher in reais), despite price increases implemented in 4Q02 and an additional 5% increase in January 2003.

    Carbonless & Thermal Papers: There was continued volume growth in this segment. However, despite a 35% increase in prices in reais since 1Q02, domestic prices in U.S dollars were still 9% lower than in 1Q02 because of strong currency devaluation. Domestic market sales volume for thermal paper was driven primarily by the banking sector, while carbonless papers were driven by the POS (Point of Sale) and Automation segments.

Export market - When compared to 1Q02 export sales volume was significantly higher. This was a direct result of the Company's strategy to increase product availability as well as sales efforts made in foreign markets, especially for cut size papers, for which there was lagging demand and higher inventories in the domestic market. The average CIF export price per ton was US$ 805 in 1Q03, versus US$ 697 in 1Q02.

     Paper-Net Revenues by Market                   Paper-Volume by Market

                   1Q03    1Q02   4Q02                         1Q03   1Q02  4Q02
--------------------------------------        ----------------------------------
Domestic Market     73%     81%    19%        Domestic Market   71%    76%   82%

--------------------------------------        ---------------------------------
Exports             27%     19%    81%        Exports           29%    24%   18%


Pulp Cash Cost (*)

Pulp cash cost in 1Q03 was US$ 135/ton, only 7% higher than 4Q02, mainly due to the higher cost of wood and greater fuel costs for freight. This increase was partially offset by lower raw materials costs (especially imported) and lower chemicals consumption due to learning curve progression at the Jacarei expansion. In comparison with 1Q02, pulp cash cost was 6% higher since the increased cost of wood and raw materials was partially compensated by lower fixed costs as a consequence of higher production scale.

                            Pulp Cash Cost (US$/ton)

                      1Q03             1Q02             4Q02

                       135              127              126



(*) From 1Q03 on, all cash cost figures are presented net of exhaustion.


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   [VCP                         [VCPA4                             [Nivel 1
  Listed                     BOVESPA Logo]                         Mercado
NYSE Logo]                                                  Bovespa-Brasil Logo]


Operating results

Gross profit was US$ 91 million compared to US$ 68 million in 1Q02, with a gross margin of 51% versus 44% in 1Q02 and 50% in 4Q02. The higher gross profit margin was mainly due to an improved paper sales mix and a greater percentage of exports, higher pulp prices and the positive impact of the currency devaluation. The average unit cost for products sold decreased 16% in U.S. dollar terms due to the positive impact of the currency devaluation and higher pulp sales volumes. This cost reduction was partially offset by higher wood costs, the annual wage adjustment (which increased local labor costs in reais by 10% as of October 2002) and higher prices of certain imported raw material inputs, as well as higher electric energy and fuel costs in reais, also pressured by devaluation.

Selling expenses in 1Q03 were 7% higher, totaling US$15 million compared to US$14 million 1Q02; however, such expenses when expressed as a portion of net revenue fell from 9.1% to 8.6% year-over-year. The impact of devaluation on expenses denominated in reais was offset by higher freight and commissions and other expenses in foreign currency, a function of the much higher level of exports in the quarter.

General and Administrative expenses as a portion of net revenue also fell from 4.4% to 3.6% year-over-year, as such expenses remained virtually unchanged but were distributed over a higher revenue base in 1Q03. The R$6 million total increase as a result of the annual salary adjustment and higher external consulting fees was fully offset by the devaluation of the real between the two periods.

Operating profit was US$62 million, 45% higher than the US$43 million of 1Q02, and 28% higher than the US$48 million in 4Q02. This operating profit was negatively affected by higher other operating expenses due to a US$ 2 million provision related to the legal questioning of a tax rate increase from 2% to 3% (COFINS).

EBITDA totaled US$77 million in 1Q03, 35% greater than in 1Q02 and 31% greater than in 4Q02. EBITDA margin was 43% versus 37% in 1Q02 and 40% in 4Q02. It is important to mention that in U.S. GAAP both EBITDA and operating profit in 1Q03 were negatively impacted by US$5 million corresponding mainly to the non cash write off of obsolete equipment from the Jacarei plant due to the pulp expansion project and a special provision for contingencies, as follows:

--------------------------------------------------------------------------------
     IMPACT OF SPECIAL                                                 1Q03 /
      ITEMS ON EBITDA                    1Q03          1Q02            1Q02, %
--------------------------------------------------------------------------------
EBITDA (US$ Million)                      77            57                35%
--------------------------------------------------------------------------------
As a % of Net Revenue                     43%           37%             6 p.p.
--------------------------------------------------------------------------------
    (+) Allowance for contingencies        2             1               100%
    (+) Write-off of Jacarei plant         3             4               (25%)
--------------------------------------------------------------------------------
ADJUSTED EBITDA (US$ Million)             82            62                32%
--------------------------------------------------------------------------------
As a % of Net Revenue                     46%           41%             5 p.p.
--------------------------------------------------------------------------------


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   [VCP                         [VCPA4                             [Nivel 1
  Listed                     BOVESPA Logo]                         Mercado
NYSE Logo]                                                  Bovespa-Brasil Logo]


Financial result

The Company's net indebtedness was US$ 515 million on March 31, 2003 and US$ 536 million on December 31, 2002. The lower net indebtedness at the close of 1Q03 compared to 4Q02 was mainly due to the strong cash generation during the period and lower CAPEX disbursements.

The financial expenses corresponding to the gross debt position were US$16 million compared to US$13 million in 4Q02, mainly due to the interest from the BNDES loan (which started to be booked as an expense instead of being capitalized) and higher average cost of loans. Financial income was US$15 million during 1Q03 against US$13 million in the previous quarter mainly due to the effect of lower exchange rate on revenues from investments denominated in reais as well as the higher cash position of US$ 518 million at the end of 1Q03 compared to US$ 503 million at the end of 4Q02.

When compared to 1Q02, the US$7 million decrease in financial income results mainly from lower invested cash and cash equivalents from US$ 593 million at the end of 1Q02 to US$ 518 million at the end of 1Q03 as well as exchange variation impact on financial revenues in Reais. The US$3 million increase in financial expense is due to higher interest rates on existing loans, as well as a result of the interest from the BNDES loan. From 1Q03 on, the corresponding interest on this loan was registered as expense in lieu of being capitalized.

As the close of 1Q03, gross debt declined 1% to US$ 1,033 million from US$1,039 million in 4Q02. This change is due to a decrease in the level of trade finance loans. However our gross debt in Reais declined 6%, from R$ 3,671 million to R$ 3,466 million, also due to the exchange rate variation.

Foreign exchange losses, net

In order to protect against foreign currency exposure risk (loans in foreign currency against cash investments in local currency), the Company maintains swap instruments that yield equivalent U.S. dollars plus a fixed interest rate (U.S. dollar coupon) in amounts established as per its foreign exchange exposure policy.

In 1Q03, the net foreign exchange result, including fair value, was a loss of US$4 million against the same result in 4Q02 and a foreign exchange gain of US$6 million in 1Q02. It is important to mention that the fair value adjustment is in accordance with FASB 133 and does not impact the cash flow as it is just an accounting effect.

--------------------------------------------------------------------------------------------
   AMORTIZATION            2003      2004      2005      2006       2007      2008      2009
--------------------------------------------------------------------------------------------
(US$ million)               238       327       349        65         21        21        12
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
 DEBT OBLIGATIONS            COST, % per     12/31/2002     03/31/2003      % of total
  (US$ million)                 annum
--------------------------------------------------------------------------------------------
- SHORT TERM                                        315            367             36%
  Real denominated           TJLP* + 3.0%             9             10              1%
  Dollar denominated         US$ + 4.5%             306            357             35%
--------------------------------------------------------------------------------------------
- LONG TERM                                         724            666             64%
  Real denominated           TJLP* + 3.0%           107            112             11%
  Dollar denominated         US$ + 4.5%             617            554             53%

   [VCP                         [VCPA4                             [Nivel 1
  Listed                     BOVESPA Logo]                         Mercado
NYSE Logo]                                                  Bovespa-Brasil Logo]


--------------------------------------------------------------------------------------------
TOTAL DEBT                                        1,039          1,033            100%
--------------------------------------------------------------------------------------------
(-) CASH POSITION                                  (503)          (518)
--------------------------------------------------------------------------------------------
NET DEBT                                            536            515
--------------------------------------------------------------------------------------------
* TJLP = Long term interest rate from BNDES, rated at 11 % p.y. on March 31,
2003
--------------------------------------------------------------------------------------------

Income Tax

Effective income tax in 1Q03 was US$5 million compared to US$12 million in 1Q02, due mainly to the substantially lower effective tax rate. This rate decreased from 21% to 9% mainly due to currency appreciation during 1Q03 that reduced financial revenue through exchange variation on investments in foreign currency.

Net Income

The Company recorded net income of US$59 million during the period compared to US$44 million in 1Q02, and a net loss of US$53 million in 4Q02.

Capital expenditures

The Company invested a total of US$41 million in 1Q03, of which US$22 million was allocated to industrial modernization projects (optimization and expansion of pulp production at Jacarei) and US$15 million in forestry (planting and managing forests).

--------------------------------------------------------------------------------
      INVESTMENTS                    PORTION COMPLETED          PLANNED FOR 2003
     (US$ million)                   THROUGH 03.31.2002
--------------------------------------------------------------------------------
Pulp Expansion Project (P.2000)               17                       66
--------------------------------------------------------------------------------
Modernization                                  5                       34
--------------------------------------------------------------------------------
Forestry Activities                           15                       64
--------------------------------------------------------------------------------
Maintenance, I.T., others                      4                       56
--------------------------------------------------------------------------------
TOTAL                                         41                      220
--------------------------------------------------------------------------------

Expenditures already realized or earmarked for the Pulp Expansion Project at Jacarei totaled US$464 million (total amount contracted with or without disbursement) as of December 31, 2002, out of a total estimated project budget of US$ 498 million.

Outlook

The Company's fundamentals continue to strengthen. VCP has achieved scale and productivity gains through implementation of modern technologies in its industrial plants and forest activities, increasing production of wood, and a product mix that has allowed it to successfully capitalize on the diverse domestic and international market segments, as well as strong cash generation and a sound financial position. We continue to pursue growth opportunities to create value for our shareholders through business expansion, strong operational performance and profitability and/or technological and product improvements, always in the context of a long term strategic focus.

The 770 thousand ton-per-year pulp capacity expansion project, which yields a 570 thousand ton-per-year net increase, a very attractive investment not only in terms of return, has made VCP one of the world's most modern pulp producers. Presently, the oldest pulp line at the Jacarei plant dates from 1997. The related CAPEX for the project of US$ 498 million (US$483 in installations and US$15 million in forestry), represents


                                                                               8

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   [VCP                         [VCPA4                             [Nivel 1
  Listed                     BOVESPA Logo]                         Mercado
NYSE Logo]                                                  Bovespa-Brasil Logo]


an investment of US$ 627 per ton (considering the total 770,000 tons/year of the new line), significantly boosts the Company's return on investment. The start-up of its operations in December 2002 has placed VCP among the leading players in the global pulp industry. Jacarei pulp production capacity now stands at 1 million tons per year, making it one of the largest, most modern and competitive plants in the world.

This expansion project means that VCP's export volumes will exceed its sales volume in the domestic market. In 2002, the sales volume breakdown was 58% to domestic market and 42% for export; however, in 2003 this ratio will be inverted. It signifies a new phase of international growth for the company at a time when rising international pulp prices and the favorable exchange rates will boost the Company's earnings. For this expansion project, VCP already increased its exclusive port area in Santos from 9,000 to 12,520 square meters to ready its warehousing, processing, transportation, cargo handling, docking and loading capacities in order to expand its market pulp exports. The company is also investing in a private railway from Jacarei plant to Port of Santos, providing another transportation alternative to export its pulp with a 25% lower freight cost, expected to become operational in the second quarter of 2003.

Even without new investments toward organic growth in the coated and cut size paper markets, prior investments will enable to Company to maintain its import substitution for coated papers and expand its cut size exports. VCP will also maintain its focus on promoting brand loyalty among its customers, with additional efforts at the KSR business unit, the largest distributor in the segment. These efforts include continued investments in e-business in order to digitally strengthen loyalty and relationship channels.

The pulp market has showed signs of strengthening, with price recovery coming from stronger demand and lower production in the U.S as a result of climactic conditions, which hindered wood harvesting. The lasting power and ongoing stability of this process will also depend on demand in the global economy as well as continued consolidation and discipline within the sector. On the other hand, the exchange rate volatility in Brazil will enable to Company to favor volume and profitability opportunities that export markets offer.

Capital markets


The Sao Paulo Stock Exchange Index (Ibovespa) remained flat in 1Q03 compared to a 6% gain in VCP's preferred shares in Reais. During 1Q03 5,021 transactions resulted in trading of approximately 1 billion preferred VCP shares, 22% lower than in 1Q02. Daily average trading volume in 2003 was R$ 2.2 million, 14% higher than in 1Q03.

During 1Q03, VCP's shares were traded on 100% of Bovespa sessions, and represented 33% of all transaction volume within the Brazilian pulp and paper industry.

Earnings per share for 1Q03 were R$5.98 per block of 1,000 shares.

The share price of VCP's Level III ADRs traded on the NYSE rose 14% in the first quarter of 2003, compared to a 5% drop in the Standard & Poor's 500 Paper and Forest Products Index and a 4% drop in the Dow Jones Industrial Average. Daily average of trading volume was US$1 million, 26% greater than in 1Q02.


                                                                               9


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   [VCP                         [VCPA4                             [Nivel 1
  Listed                     BOVESPA Logo]                         Mercado
NYSE Logo]                                                  Bovespa-Brasil Logo]


                               VCPA4 vs. IBOVESPA

                           [Graph Line Chart Omitted]

For statutory purposes, VCP also publishes its results in accordance with Brazilian Corporate Law (Brazilian GAAP), in order to meet information demands from local investors. The consolidated net earnings reported according to this criterion in 1Q03 was 229 million in Reais. Attachment VII shows a reconciliation of net income from Brazilian GAAP to US GAAP.


                        VCP ADR vs. DJI vs. S&P 500 Paper

                           [Graph Line Chart Omitted]

--------------------------------------------------------------------------------
Statements included in this report, regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of Brazil, its industry and international markets and, therefore, are subject to change.
--------------------------------------------------------------------------------
                                      # # #
Votorantim Celulose e Papel S.A. - VCP is one of the largest producers of paper and pulp in Brazil in terms of net revenues and total assets, and is the leader among Brazilian producers of printing, writing and special papers. VCP is an integrated company that uses appropriate technology for each of its processes, which ensures greater efficiency throughout the production cycle. VCP sells its products on both the domestic and overseas markets, exporting to over 55 countries on five continents.


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   [VCP                         [VCPA4                             [Nivel 1
  Listed                     BOVESPA Logo]                         Mercado
NYSE Logo]                                                  Bovespa-Brasil Logo]


                                  Attachment I

Net Operating Revenue Variations
1st QTR 2003 X 1st QTR 2003

-----------------------------------------------------------------------------------------------------------------------------------
                                                                        USGAAP
                            --------------------------------------------------------------------------------------------------------
                                         Tons                    Net Revenue - US$                Variation %
                            --------------------------------------------------------------------------------------------------------
                                                                                                                            Average
        PRODUCTS              1Qtr/03     1Qtr/02     Variation    1Qtr/03     1Qtr/02    Variation       Tons     Revenue   Price
-----------------------------------------------------------------------------------------------------------------------------------
Paper
     Domestic Sales
       Printing & Writing      39,819      40,718        (899)      28,097      30,649      (2,552)       (2.2)     (8.3)     (6.3)
       Cut Size                13,829      16,627      (2,798)      10,252      11,848      (1,596)      (16.8)    (13.5)      4.0
       Carbonless/Thermal      13,418      12,697         721       20,680      21,523        (842)        5.7      (3.9)     (9.1)
       Coated                  26,334      25,644         690       22,194      24,569      (2,376)        2.7      (9.7)    (12.0)
       Other Specialties        7,000       7,235        (235)       7,596       9,375      (1,780)       (3.2)    (19.0)    (16.3)
       Total                  100,400     102,921      (2,521)      88,818      97,964      (9,146)       (2.4)     (9.3)     (7.1)
     Export Market
       Printing & Writing       5,586       9,432      (3,846)       4,146       5,776      (1,631)      (40.8)    (28.2)     21.2
       Cut Size                34,443      21,734      12,709       27,839      15,580      12,259        58.5      78.7      12.8
       Carbonless/Thermal         333         523        (190)         510         690        (180)      (36.4)    (26.1)     16.1
       Coated                     300         249          51          248         229          20        20.5       8.6      (9.9)
       Total                   40,662      31,939       8,723       32,743      22,275      10,467        27.3      47.0      15.5
       Total Paper            141,062     134,859       6,203      121,561     120,240       1,321         4.6       1.1      (3.3)
Pulp
     Domestic Sales            23,387      22,494         893        9,735       8,825         911         4.0      10.3       6.1
     Export Market            113,495      68,899      44,596       48,377      24,239      24,138        64.7      99.6      21.2
       Total                  136,882      91,393      45,489       58,112      33,064      25,049        49.8      75.8      17.4
Total Domestic Sales          123,787     125,415      (1,628)      98,554     106,789      (8,235)       (1.3)     (7.7)     (6.5)
Total Export Market           154,157     100,838      53,319       81,120      46,514      34,605        52.9      74.4      14.1
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL GERAL                   277,944     226,252      51,692      179,674     153,303      26,370        22.8      17.2      (4.6)
-----------------------------------------------------------------------------------------------------------------------------------

Net Operating Revenue Variations
1st QTR 2003 X 4th QTR 2003

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                USGAAP
                            --------------------------------------------------------------------------------------------------------
                                         Tons                            Net Revenue - US$                     Variation %
                            --------------------------------------------------------------------------------------------------------
                                                                                                                            Average
        PRODUCTS              1Qtr/03     4Qtr/02     Variation    1Qtr/03     4Qtr/02    Variation       Tons     Revenue   Price
-----------------------------------------------------------------------------------------------------------------------------------
Paper
     Domestic Sales
       Printing & Writing      39,819      39,458         361       28,097      24,833       3,263         0.9      13.1      12.1
       Cut Size                13,829      17,918      (4,089)      10,252      11,820      (1,568)      (22.8)    (13.3)     12.4
       Carbonless/Thermal      13,418      14,813      (1,395)      20,680      20,642          38        (9.4)      0.2      10.6
       Coated                  26,334      33,221      (6,887)      22,194      24,147      (1,953)      (20.7)     (8.1)     15.9
       Other Specialties        7,000       7,293        (293)       7,596       7,235         361        (4.0)      5.0       9.4
       Total                  100,400     112,703     (12,303)      88,818      88,677         141       (10.9)      0.2      12.4
     Export Market
       Printing & Writing       5,586       3.373       2,213        4,146       2,759       1,387        65.6      50.3      (9.3)
       Cut Size                34,443      20,627      13,816       27,839      17,341      10,498        67.0      60.5      (3.9)
       Carbonless/Thermal         333         368         (35)         510         562         (52)       (9.5)     (9.3)      0.2
       Coated                     300         610        (310)         248         506        (258)      (50.8)    (51.0)     (0.3)
       Total                   40,662      24,978      15,684       32,743      21,168      11,575        62.8      54.7      (5.0)
       Total Paper            141,062     137,681       3,381      121,561     109,846      11,716         2.5      10.7       8.0
Pulp
     Domestic Sales            23,387      22,760         627        9,735       8,312       1,424         2.8      17.1      14.0
     Export Market            113,495      69,994      43,501       48,377      27,422      20,955        62.1      76.4       8.8
       Total                  136,882      92,754      44,128       58,112      35,734      22,379        47.6      62.6      10.2

Total Domestic Sales          123,787     135,463     (11,676)      98,554      96,989       1,565        (8.6)      1.6      11.2
Total Export Market           154,157      94,972      59,185       81,120      48,590      32,530        62.3      66.9       2.9
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                         277,944     230,435      47,509      179,674     145,579      34,094        20.6      23.4       2.3
-----------------------------------------------------------------------------------------------------------------------------------

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  Listed                     BOVESPA Logo]                         Mercado
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                                 Attachment II


Consolidated Balance Sheet
USGAAP                                                                              US$ million
--------------------------------------------------------------------------------------------------
ASSETS                                                                      Mar-03      Dec-02
--------------------------------------------------------------------------------------------------
Current Assets                                                                 366         338
--------------------------------------------------------------------------------------------------
Cash and Cash Equivalents                                                       93          90
Held-to-maturity investments                                                    44          31
Trade Accounts Receivables                                                     143         136
Inventories                                                                     55          55
Recoverable taxes                                                               19          17
Other                                                                           12           9
--------------------------------------------------------------------------------------------------
Investment in affiliates (Aracruz)                                             226         218
--------------------------------------------------------------------------------------------------
Goodwill                                                                        19          19
--------------------------------------------------------------------------------------------------
Property, Plant and Equipment-Net                                              982         907
--------------------------------------------------------------------------------------------------
Other Assets                                                                   438         436
--------------------------------------------------------------------------------------------------
Held-to-maturity investments                                                   293         289

Unrealized gains from foreign currency and interest rate swaps                  89          93
(Fair Value adjustments)

Deferred Income Tax                                                             15          16
Other                                                                           41          38
--------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                 2,030       1,918
--------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------
LIABILITIES and STOCKHOLDERS' EQUITY                                        Mar-03      Dec-02
--------------------------------------------------------------------------------------------------
Current Liabilities                                                            455         400
--------------------------------------------------------------------------------------------------
Trade payables                                                                  50          54
Short-term debt                                                                 73          66
Current portion of long-term debt                                              294         249
Payroll, PPR and related charges                                                 8           9
Income and social contribuition taxes                                            7           6
Dividends declared and payable                                                   0           0
Other                                                                           24          16
--------------------------------------------------------------------------------------------------
Long-term Liabilities                                                          701         751
--------------------------------------------------------------------------------------------------
Long-term debt, less current portion                                           666         724
Accrued liabilities for legal proceedings                                       35          27
--------------------------------------------------------------------------------------------------
Stockholders' equity                                                           874         767
--------------------------------------------------------------------------------------------------
Preferred capital stock, no par value, 56,000,000,000 stocks                   553         553
Authorized,17,182,206,712 stocks issued                                          0           0
Common stock, no par value, 28,000,000,000 stocks                              767         767
Authorized,21,140,490,321 stocks issued                                          0           0
Additional paid in capital                                                      25          24
Treasury stocks, at cost, 2002 - 163,900,000 stocks;
2001 - 253,400,000                                                              (3)         (4)
Net unrealized gain on available-for-sale securities                            (1)         (1)
Appropriated retained earnings - Legal Reserve 5%                               31          31
Unappropriated retained earnings                                               643         584
Cummulative translation adjustment                                           1,141       1,187
--------------------------------------------------------------------------------------------------
TOTAL LIABILITIES and STOCKHOLDERS' EQUIT                                    2,030       1,918
--------------------------------------------------------------------------------------------------

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  Listed                     BOVESPA Logo]                         Mercado
NYSE Logo]                                                  Bovespa-Brasil Logo]


                                 Attachment III


Income Statement
USGAAP                                                                                      US$ million
--------------------------------------------------------------------------------------------------------
                                                                  1st Quarter, 2003   1st Quarter, 2002
                                                                    US$         %        US$        %
--------------------------------------------------------------------------------------------------------
Net operating revenue                                                180        100      153      100
   Domestic sales                                                     99         55      107       70
   Export sales                                                       81         45       46       30

Operating cost and expenses                                         (118)       (66)    (111)     (72)
Cost of sales                                                        (89)       (49)     (85)     (56)
Selling and marketing                                                (16)        (9)     (14)      (9)
General and administrative                                            (6)        (4)      (7)      (4)
Other operating (expenses) income, net                                (7)        (4)      (5)      (3)

Operating profit                                                      62         34       43       28
Non-operating income (expense)                                        (5)        (3)      14        9
  Financial income                                                    15          8       22       14
  Financial expense                                                  (16)        (9)     (13)      (8)
  Fair Value - Fasb 133                                               (2)        (1)       6        4
  Foreign exchange losses, net                                        (2)        (1)      (1)      (1)

Income (loss) before taxes and equity income (loss) of investees      57         32       57       37
Income tax expense                                                    (5)        (3)     (12)      (8)
Income tax - Impairment                                                0          0        0        0

Income (loss) before equity income (loss) of investees                51         29       45       29
Equity income (loss) affiliates                                        7          4       (1)      (1)
Impairment Goodwill - Aracruz                                          0          0        0        0

Net income (loss)                                                     58         32       44       28

EBITDA                                                                77         43       57       37
--------------------------------------------------------------------------------------------------------

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  Listed                     BOVESPA Logo]                         Mercado
NYSE Logo]                                                  Bovespa-Brasil Logo]


                                  Attachment IV

Cash Flow Statement
USGAAP                                                                                       US$ million
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES                                          1stQ/03            1stQ/02
----------------------------------------------------------------------------------------------------------
Net income (loss)                                                                 59                  44

Adjustments to reconcile net income to cash provide to operating activities:

  Foreign exchange losses, net                                                     4                  (6)
  Equity income or loss of investees, less dividends                              (7)                  1
  Deferred income tax                                                              2                   5
  Depreciation and depletion                                                      15                  14
  Disposal of property, plant and equipment                                        1                   4

Changes in operating assets and liabilities:

  Trade accounts receivable                                                      (15)                  9
  Inventories                                                                      2                  (2)
  Others assets                                                                   (7)                 (6)
  Liabilities                                                                     (1)                 (8)
Net cash provided by operating activities                                         53                  56

----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
----------------------------------------------------------------------------------------------------------
  Held-to-maturity      Purchases/Maturities                                      (6)                 (7)
                        Acquisition of PP&E                                      (41)                (80)
Proceeds from sale of investee                                                     0                   0
Proceeds from disposal of property, plant and equipment                            0                   0
Loans to related parties                                                           0                   0
Net cash used in investing activities                                            (47)                (87)

----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
----------------------------------------------------------------------------------------------------------
Short-term debt                                                                   18                   1
Long-term debt          Issuances                                                104                 378
                        Repayments                                              (129)               (351)
Sales (Acquisition) of treasury shares                                             1                   3
Reserves Capital                                                                   0                  (1)
Net cash provide by (used in) financing activities                                (6)                 31

----------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                       3                  (1)

Net increase (decrease) in cash and cash equivakents                               3                  (2)

Cash and cash equivalent at beginning of year                                     90                 172
Cash and cash equivalent at end of the year                                       93                 170
----------------------------------------------------------------------------------------------------------

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  Listed                     BOVESPA Logo]                         Mercado
NYSE Logo]                                                  Bovespa-Brasil Logo]



                                  Attachment V

Consolidated Balance Sheet
Brazilian Corporate Law                                      R$ million
--------------------------------------------------------------------------------
ASSETS                                            Mar-03         Dec-02
--------------------------------------------------------------------------------
Current assets                                     1,043          1,022
--------------------------------------------------------------------------------
Cash                                                  22             24
Financial Investments                                437            405
Unrealized gains from swap contracts                  26             21
Trade accounts receivable,net                        241            252
Inventories                                          185            198
Recoverable taxes                                     64             60
Others                                                68             62
--------------------------------------------------------------------------------
Noncurrent assets                                  1,430          1,503
--------------------------------------------------------------------------------
Unrealized gains from swap contracts                 254            282
Financial Investments                                982          1,020
Recoverable Taxes                                     61             58
Imposto de Renda Diferido                             59             70
Accrued liabilities for legal proceedings             46             42
Others                                                28             31
--------------------------------------------------------------------------------
Permanent assets                                   4,446          4,379
--------------------------------------------------------------------------------
Investment                                         1,224          1,236
Property, plant and equipment                      3,111          3,040
Deferred charges                                     111            103
--------------------------------------------------------------------------------
Total Assets                                       6,919          6,904
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS EQUITY               Mar-03         Dec-02
--------------------------------------------------------------------------------
Current liabilities:                               1,381          1,264
--------------------------------------------------------------------------------
Trade accounts payable                               168            191
Loans                                                987            883
Payroll and related changes                           25             31
Taxes payable                                         13             13
Income and Social Contribution Taxes                  22             20
Dividends                                            114             97
Others                                                52             29
--------------------------------------------------------------------------------
Noncurrent liabilities                             2,525          2,844
--------------------------------------------------------------------------------
Loans                                              2,232          2,557
Provision for tax                                    118             95
Deferred income and social contrib. taxes            160            176
Others                                                15             16
--------------------------------------------------------------------------------
Shareholders equity                                3,013          2,796
--------------------------------------------------------------------------------
Capital                                            1,702          1,702
Capital reserve                                       52             50
Revaluation reserves                                  37             38
Legal reserve                                         65             65
Profit Reserve                                       928            941
Retained Earnings                                    229             --
--------------------------------------------------------------------------------
Total liabilities and shareholders equity          6,919          6,904
--------------------------------------------------------------------------------

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  Listed                     BOVESPA Logo]                         Mercado
NYSE Logo]                                                  Bovespa-Brasil Logo]



                                 Attachment VI

Consolidated Cash Flow - Free Translation
Brazilian Corporate Law                                             R$   million
--------------------------------------------------------------------------------
                                                             1Q/03        1Q/02
--------------------------------------------------------------------------------
Net Income                                                     229           80

Adjustments to reconcile net income to cash provide by
operating activities                                            54           96

Increase (decrease) in assets and liabilities                  (14)           6

Net cash provided by operating activities                      269          182

Net cash (used in) provided by investing activities           (109)        (212)

Net cash used in financing activities                         (131)          27

Net increase (decrease) in cash and cash equivalents            30           (3)

Cash and cash equivalents at beginning of period               429          601
Cash and cash equivalents at end of period                     459          598
--------------------------------------------------------------------------------

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  Listed                     BOVESPA Logo]                         Mercado
NYSE Logo]                                                  Bovespa-Brasil Logo]



                                 Attachment VII

Net Income conciliation
BRGAAP x USGAAP

                                                                                       US$ million
---------------------------------------------------------------------------------------------------
                                                               1oTRI 2003              1oTRI 2002
---------------------------------------------------------------------------------------------------
Net Income as per Brazilian GAAP                           R$ 229       $68           R$ 80    $34
---------------------------------------------------------------------------------------------------
Difference Income as per Brazilian GAAP                                   3                      5
Depreciation, depletion and amortization                                  3                      5
Asset write-off                                                           0                      0

Amortization of Capital Interest                                         (1)                    (0)

Start up costs                                                           (0)                    (1)

Capitalized Interest                                                      2                      2

Amortization of good will in Celpav                                       2                      4

Fair Value - FASB 133 - Derivative (Net of Income Tax)                   (2)                     5

Equity Income                                                           (10)                    (2)

Income Taxes                                                             (1)                    (2)

Other Adjustments ( include translation effects)                         (3)                    (1)

---------------------------------------------------------------------------------------------------

Net Income as per US GAAP                                              $ 59                   $ 44

---------------------------------------------------------------------------------------------------